

June 9, 2011

John K Martin, Jr.
Executive Vice President, Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019

> **Re:** **Time Warner Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-15062**

Dear Mr. Martin:

We have reviewed your response letter dated May 19, 2011 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 39

Results of Operations, page 44

2010 vs. 2009, Page 46

Business Segment Results, page 49

1. Refer to your response to our prior comment 1. To clarify, we believe you should quantify all factors that are cited in explanation of a variance. Using the Networks segment as an example, following are samples of where you cited multiple factors without quantification:

    (1) The consolidation of HBO CE, growth and favorable impact of foreign exchange rates are cited for the increase in international subscription revenues.

(2) Strong domestic demand as well as yield management at Turner, partially offset by the impact of lower audience delivery at Turner's domestic news networks are cited for the increase in advertising revenues.

(3) Home Box Office's original programming included licensing and home video sales of "The Pacific" and domestic basic cable television sale of "Entourage," and higher international licensing revenues at Turner for the increase in content revenues.

(4) Higher original programming and sports programming costs and increased programming costs due to international growth and expansion for the increase in costs of revenues.

(5) Higher marketing expenses, increased costs associated with acquisitions and merit-based increases in compensation for the increase in selling, general and administrative.

Quantification of all factors cited will give investors a better context of the relative contribution of each to the reported variance. Please take this into consideration in analyzing your results.

2. Refer to prior comment 4. We appreciate that you have a large quantity of titles that contribute to your revenues under varied arrangements and terms. The key, we believe, is the significance you attribute to the titles cited in analyzing your revenues. Based on your current disclosure, it is not clear the information that is to be conveyed by the titles of releases you cited without further context. In this regard, we continue to believe that you should give further consideration to providing some context of the relative contribution to the results of each period by titles cited in a manner that would be beneficial to readers. We believe providing context in terms of the factors cited in the last sentence of our prior comment or other aspects that you deem relevant, including timing of releases in comparable periods, the comparative number of new or available releases, and the initial and continued popularity of high revenue generating releases in each period, would be useful without seemingly adding extraneous detail. Please advise.

Networks, page 49

3. Refer to prior comment 6. We believe disclosure consistent with your response would be useful information, with emphasis on why costs associated with the NCAA arrangement are expected to (or in fact did in the first quarter of 2011) exceed related revenues in explanation of the expected (or actual for the first quarter of 2011) net negative impact on operating income in the first quarter of 2011. Additionally, please tell us and disclose whether a net negative impact on operating income from this arrangement is expected to continue over the term of the arrangement, or if it is expected to become profitable, when you expect this to occur.

Given your disclosure in the Form 10-K, it appears that disclosure of the actual net effect of this arrangement in the Form 10-Q for March 31, 2011 would be appropriate. However, we did not identify such disclosure. Please advise.

<u>Notes to Consolidated Financial Statements, page 77</u>

<u>Note 16: Commitments and Contingencies, page 121</u>

<u>Contingencies, page 124</u>

4. Refer to prior comment 7. It appears to us that disclosure consistent with the uncertainties indicated in your response for each identified matter, to the extent incremental to that already disclosed, will clarify your statement that you are unable to reasonably estimate the associated possible loss or range of loss for each of the matters indicated. An overall statement as to your conclusion is acceptable so long as sufficient information consistent with this conclusion is disclosed for each matter and the conclusion is directed to each matter that has been disclosed. Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

    You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief